October 10, 2024

Aisha Adegbuyi and Susan Block

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StartEngine Crowdfunding, Inc.
Offering Statement on Form 1-A
Filed September 17, 2024
File No. 024-12506

Dear Ms. Adegbuyi and Ms. Block,

We acknowledge receipt of the comments in your letter dated October 3, 2024, regarding the Offering Statement on Form 1-A, Commission File No. 024-12506 (the “Form 1-A”) of StartEngine Crowdfunding, Inc. (the “Company”), which we have set out below.

Offering Statement on Form 1-A

Cover Page

1.	Please revise your filing here, and where appropriate, to disclose how much in actual proceeds you are getting from this offering, disclose how much money the selling security holder is offering their shares for, and explain why the selling shareholder's proceeds are presented in the tabular disclosure on the cover page as $0.25, or advise. Further, we note your disclosure, on page 16, that the selling stockholders will participate on a pro rata basis at each closing. Please clarify the presentation on the cover page, which seems to indicate that the selling shareholders will only receive $0.25 per share of the $1.25 offering price or advise. As such, please also clarify the price per share offered by the company, as well as the price per share offered by the selling shareholders.

The Company has revised the cover page, page 15 and page 16 to clarify disclosure regarding gross cash proceeds to be received by the company and the selling securityholders, and that investors will receive Bonus Shares for which they are eligible at the same time as they receive the shares purchased for cash.

Risk Factors

We are a relatively early stage company and have not yet generated any yearly profits., page 5

2.	Please revise your offering statement throughout to accurately reflect the company’s status. For example, please remove references to you being an early-stage business or advise.

The Company has revised the Form 1-A to remove references to itself as an “early stage” company on pages 5, 13, and F-6.

Plan of Distribution and Selling Stockholders, page 15

3.	Please revise to disclose how quickly bonus shares are issued to investors once the conditions described on page 15 have been met. For instance, clarify if bonus shares are issued at the same time as the shares of common stock the investors are purchasing.

The Company has provided clarifying disclosure on page 15 of the amended Form 1-A.

Thank you for the opportunity to respond to your questions regarding the Form 1-A of StartEngine Crowdfunding, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Howard Marks, Chief Executive Officer